Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Platinum Underwriters Holdings, Ltd.:

We consent to the incorporation by reference in the registration statements (No. 333-104257, No. 333-133521, No. 333-166368) on Form S-8 of Platinum Underwriters Holdings, Ltd. and subsidiaries (“Platinum”) of our reports dated February 15, 2013, with respect to the consolidated balance sheets of Platinum as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2012, and related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Platinum.

/s/ KPMG Audit Limited

Hamilton, Bermuda

February 15, 2013